82-4504

ROCK RESOURCES INC.

(the "Company")

03 AUG 7:21

NEWS RELEASE



03029663

February 14, 2002

Private Placement: Management is pleased to report that the Company has negotiated a private placement financing comprised of up to 3,900,000 Units at $0.15/unit, for gross proceeds of up to Cdn$585,000. Each unit is comprised of one common share and one Series A Share Purchase Warrant which entitles the purchaser to purchase one further share at a price of Cdn$0.21 up to October 15, 2002; Cdn$0.30 between October 16, 2002 and January 31, 2003; and Cdn$0.40 between February 1, 2003 and April 30, 2003. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. This private placement is subject to regulatory approval. A finder's fee may be payable in connection with this private placement.

Debt Settlement: The Company announces that it proposes to settle debts in the amount of $486,000. Rock will issue a total of 3,240,000 common shares of the Company at a deemed price of $0.15 per common share. The foregoing is subject to regulatory approval.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

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